FOR IMMEDIATE RELEASE
                                                               [CORP BANCA LOGO]
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                CORP BANCA ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Santiago, Chile, September 11 2006 - CORP BANCA (NYSE: BCA, Santiago: CORPBANCA) today announced a significant change in its management. As of today, Corp Banca's Chief Financial Officer is Mr. Enrique Perez, replacing outgoing Chief Financial Officer Mr. Claudio Chamorro.

Mr. Perez has significant experience in financial management and development, as well as in the leadership of financial teams. He served as Corporate Director of Strategic Planning for LAN Airlines (NYSE: LFL) from 2005 to 2006. Mr. Perez also served as Corporate Director of Strategic Planning for The Heritage Group from 2003 to 2005.

Mr. Enrique Perez received an undergraduate degree in Industrial Engineering and a Master of Science in Engineering from Universidad Catolica de Chile. He also received a Master in Business Administration from the Massachusetts Institute of Technology.

About Corp Banca:

Corp Banca is a Chilean financial institution offering a wide variety of corporate and retail financial products and services. Its shares are listed on the New York Stock Exchange (NYSE: BCA) and on the Santiago Stock Exchange (Santiago: CORPBANCA).

Forward-Looking Statements:

This press release contains forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Corp Banca to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

Contact:  Raul Rubel B.
          Investor Relations Officer
          Corp Banca
          Tel. (56 - 2) 687-6075
          Santiago, Chile
          raul.rubel@corpbanca.cl
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          investorrelations@corpbanca.cl
          ------------------------------

s
          Nicolas Bornozis
          President
          Capital Link, Inc.
          Tel. (212) 661-7566
          New York, USA
          nbornozis@capitallink.com



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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile
                             Phone: 56 (2) 687 8000